LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

March 5, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street N.W.
Washington DC 20549
U.S.A.

Dear Sirs,

Re: Passing of the Ordinary Resolution u/s. 239(1)(a) of the Companies Act, 1956, for disposal of Glass Container Business undertaking of the Company, through Postal Ballot

Pursuant to the Postal Ballot process, please find attached the result of the same declared today by our Chairman.

Thanking you.

Yours faithfully,
For **LARSEN & TOUBRO LIMITED**

(LALIT RATADIA)
JOINT COMPANY SECRETARY

Encl: As above.

LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

RESULT OF POSTAL BALLOT

Result of the voting conducted through Postal Ballot on the Ordinary Resolution under Section 293(1)(a) of the Companies Act, 1956, relating to transfer, sale and/or disposal of the Glass Container Business Undertaking of the Company, including the Glass Works situated at Plot No. F-1, MIDC, Malegaon, Dist. Nashik, Maharashtra, as a going concern.

Number of valid postal ballot forms received	33,265
Votes in favour of the Resolution	14,22,70,197
Votes against the Resolution	7,22,805
Number of invalid postal ballot forms received	2,211

The Resolution has therefore been approved by the shareholders with overwhelming majority.

(A.M. NAIK)
CHAIRMAN

Place: Mumbai
Date : 5th March 2004